EX-99.77D POLICIES

Exhibit 77(d)(A)

Geneva Advisors All Cap Growth Fund

Effective September 3, 2009, the Geneva Advisors All Cap Growth Fund may invest up to 30% of its net assets in securities of “foreign issuers,” as defined in the Prospectus, and may also invest up to 25% of its net assets in securities of “foreign issuers” of companies located in emerging markets.